FOR IMMEDIATE RELEASE

Bright Minds Biosciences Announces Featured Speakers for its Absence Epilepsy Virtual R&D Day on May 20, 2025

- Key Opinion Leaders (KOLs) on Absence seizures include Dennis Dlugos, MD, Wendyl D’Souza, MBChB, MPH, FRACP, PhD, and Alexander Rotenberg, MD, PhD -

Vancouver, British Columbia, May 20, 2025 - Bright Minds Biosciences Inc. (CSE: DRUG) (NASDAQ: DRUG) (“Bright Minds” or the “Company”), a company focused on developing highly selective 5-HT2 agonists for the treatment of drug-resistant epilepsy, depression, and other central nervous system (CNS) disorders, today announced the featured speakers for its virtual R&D Day on Tuesday, May 20, 2025, from 10:00 am – 11:30 am ET.

The KOLs will provide an overview of Absence epilepsy and syndromes, highlighting the burden of Absence seizures, their long-term impact on patients, and the need for novel, effective, safe, and well-tolerated drugs.

Invited speakers include:

Dennis Dlugos, MD. Dr. Dlugos is a professor of neurology and pediatrics at Children’s Hospital of Philadelphia (CHOP) and the University of Pennsylvania School of Medicine. He is Director of the Section of Clinical Neurophysiology and the Epilepsy/Clinical Neurophysiology Fellowship and holds the Tristram C. Colket, Jr. Endowed Chair in Pediatric Neurology. Dr. Dlugos is a frequent lecturer on topics related to pediatric neurology, epilepsy, and electroencephalograms and has published papers in Neurology, Epilepsia, Archives of Neurology, Pediatric Neurology, and Journal of Child Neurology.

Wendyl D’Souza, MBChB, MPH, FRACP, PhD. Professor Wendyl D’Souza is a neurologist, epilepsy specialist and epidemiologist with over twenty years of experience managing people with seizures, suspected seizures, epilepsy, and their mimickers. He was Head of Epilepsy Services at the Alfred Hospital from 2002-2007 and is currently Head of Epilepsy Services, Director of Neurology Advanced Training and Deputy Director of Neurology in the Department of Medicine, St Vincent’s Hospital, The University of Melbourne. His current research focuses on idiopathic generalised epilepsies, psychogenic non-epileptic attacks, antiseizure medications and devices, autoimmune epilepsies, and the utilization of national privacy preserving data linkage techniques to map and improve epilepsy-related health outcomes.

Alexander Rotenberg, MD, PhD. Dr. Alexander Rotenberg is a neurologist and epileptologist, and Director of the Neuromodulation Program within the Department of Neurology at Boston Children’s Hospital. He is the recipient of the 2016 Dreifuss-Penry Epilepsy Award from the American Academy of Neurology and was the 2015-2016 president of the Greater Boston Epilepsy Society. Dr. Rotenberg leads Boston-based efforts to adapt methods for transcranial magnetic stimulation (TMS), transcranial direct current stimulation (tDCS) and other forms of non-invasive brain stimulation to the pediatric population, particularly to children with epilepsy. He also heads a basic science laboratory where experiments focus on translational applications of non-invasive brain stimulation in animal models of epilepsy and traumatic brain injury. Among his ongoing scientific studies are clinical trials aimed to test the capacity of TMS and related methods for brain stimulation to stop drug-resistant seizures, clinical studies of human brain plasticity in autism, and preclinical studies aimed to describe the neurobiology of a range of brain stimulation methods in order to improve their efficacy in clinical practice.

Members of Bright Minds' leadership team will review the therapeutic rationale for BMB-101 and discuss the Company’s BREAKTHROUGH study, an open-label Phase 2 clinical trial evaluating the safety, tolerability, and efficacy of BMB-101 in adult patients with classic Absence Epilepsy and Developmental and Epileptic Encephalopathy (DEE). Attendees will have the opportunity to ask questions at the conclusion of the program.

Webcast Information

The Bright Minds Biosciences Virtual R&D Day will be webcast live and a replay will be available after the event by visiting the “Investors” section of the Company’s website and selecting “Events and Presentations.”

Date & Time: Tuesday, May 20, 2025, 10:00 am – 11:30 am ET

Webcast Access: https://app.livestorm.co/bright-minds-biosciences/bright-minds-biosciences-to-host-virtual-r-and-d-day-on-may-20-2025

About Bright Minds

Bright Minds is a biotechnology company developing innovative treatments for patients with neurological and psychiatric disorders. Our pipeline includes novel compounds targeting key receptors in the brain to address conditions with high unmet medical need, including epilepsy, depression, and other CNS disorders. Bright Minds is focused on delivering breakthrough therapies that can transform patients' lives.

Bright Minds has developed a unique platform of highly selective serotonergic agonists exhibiting selectivity at different serotonergic receptors. This has provided a rich portfolio of NCE programs within neurology and psychiatry.

Forward-Looking Statements

This news release contains “forward-looking information”. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include BMB’s hosting of the virtual R&D Day, and the contents of the program and webcast.  A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking information in this news release. These factors include technical readiness to host an online webcast and continuation of anticipated content for the program. Additional risk factors can also be found in the Company’s public filings under the Company’s SEDAR+ profile at www.sedarplus.ca. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances, management’s estimates or opinions should change, except as required by securities legislation. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

The Canadian Securities Exchange has neither approved nor disapproved the information contained herein and does not accept responsibility for the adequacy or accuracy of this news release.

Contact Information

Investor Relations

Lisa M. Wilson

T: 212-452-2793

E: lwilson@insitecony.com

Alex Vasilkevich

Chief Operating Officer

Bright Minds Biosciences Inc.

T: 414-731-6422

E: alex@brightmindsbio.com